UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE
SECURITIES EXCHANGE ACT OF 1934

For the date of February 3, 2005

Commission File Number 333-98141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)
(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)
(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities exchange Act of 1934.

Yes ☐ No ☑

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9247 8391

3 February 2005

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Half Year Financial Report

In accordance with Listing Rule 4.2A, I enclose the Half Year Financial Report for the six months ended 31 December 2004 for Burns, Philp & Company Limited.

The information contained in this Half Yearly Financial Report should be read in conjunction with the Company’s 2004 Annual Report. A copy of this report is available from the Company on request or may be obtained from our website at www.burnsphilp.com.

Yours faithfully

HELEN GOLDING
Company Secretary

Encls.

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

BURNS, PHILP & COMPANY LIMITED

ACN 000 000 359

HALF-YEAR FINANCIAL REPORT

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

HALF-YEAR FINANCIAL REPORT

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004
RESULTS FOR ANNOUNCEMENT TO THE MARKET

Name of entity

BURNS, PHILP & COMPANY LIMITED

ACN 000 000 359

Reporting period: Six months ended December 31, 2004

Previous corresponding period: Six months ended December 31, 2003

				$A million
Revenues from ordinary activities (including individually significant items) (1)	up	84.7%	to	3,437.7

Profit from ordinary activities after tax attributable to members (2)	up	811.4%	to	786.5

Net profit for the period attributable to members (2)	up	811.4%	to	786.5

	Amount per security	Franked amount per
Security
Dividends – Ordinary Share
Interim dividend	Nil ¢	Nil ¢
Previous corresponding period	Nil ¢	Nil ¢
Dividends – Converting Preference Shares
Interim dividends
September 30, 2004	0.5671¢	Nil ¢
December 31, 2004	0.5671¢	Nil ¢
Total	1.1342¢	Nil ¢
Previous corresponding period	1.1342¢	Nil ¢

(1)	Revenues from ordinary activities (including individually significant items) up 84.7% primarily due to the proceeds received on the sale of our Yeast and Bakery Ingredients and Herbs & Spices businesses.

(2)	Profit from ordinary activities after tax attributable to members and net profit attributable to members both up 811.4% primarily due to the A$727.5 million net gain after tax recorded on the sale of our Yeast and bakery Ingredients and Herbs & Spices businesses.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
DIRECTORS’ REPORT FOR THE
SIX MONTHS ENDED DECEMBER 31, 2004

The directors present their report together with the half-year consolidated financial report for the six months ended December 31, 2004 and the independent review report thereon:

CONSOLIDATED GROUP RESULTS

Burns, Philp & Company Limited (Burns Philp) is an Australian based company involved in the production and distribution of food ingredients and consumer branded food, beverage and related products. We operate internationally, however, following the sale of the Group’s Yeast and Bakery Ingredients and Herbs & Spices businesses in September 2004, the Group operates primarily in Australasia. We have leading products and brands enjoying significant market shares in each of our principal markets.

During the period the Group completed the sale of its Yeast and Bakery Ingredients and Herbs & Spices businesses for total proceeds of US$1.350 billion. The proceeds were used to repay all of the Group’s senior secured debt.

	6 Months ended
AUD million	December 31

	2004	2003

Sales	1,446.0	1,739.0

EBITDA before individually significant items
Goodman Fielder	205.5	159.4
Corporate/Other	(13.5)	(15.3)
Discontinued businesses	47.1	128.5

EBITDA before individually significant items	239.1	272.6
Individually significant items
Unrealised foreign exchange gain	26.2	69.5
Profit on sale of businesses (excess of proceeds over book value of net assets sold)	774.0	—
Goodman Fielder restructuring costs	—	(13.9)
Recovery of Bartter loan	—	30.0

EBITDA	1,039.3	358.2
Depreciation	(48.4)	(58.0)
Amortization of intangibles	(46.0)	(47.7)

EBIT	944.9	252.5

Net interest expense	(94.4)	(141.5)
Income tax expense before individually significant items	(15.2)	(22.5)
Individually significant income tax expense on sale of businesses	(46.5)	—
Outside equity interests	(2.3)	(2.2)

Net profit attributable to members of Burns, Philp & Company Limited	786.5	86.3

Financial Highlights

During the six month period ended December 31, 2004, we completed the sale of two of our business segments, Yeast and Bakery Ingredients and Herbs & Spices. These sales have significantly affected the result for the period and our financial position at period end.

Overall, net profit for the current period increased to A$786.5 million, from A$86.3 million in the corresponding period of fiscal 2004, primarily reflecting the gain on sale of the Yeast and Bakery Ingredients and Herbs & Spices businesses.

On September 3, 2004, we completed the sale of our Herbs & Spices business, Tone Brothers, Inc., to Associated British Foods, plc (“ABF”) for proceeds of US$175.0 million. On September 30, 2004, we completed the sale of our Yeast and Bakery Ingredients business to ABF for proceeds of US$1,175.0 million. We have recorded a net after tax gain on the sale of these businesses of approximately A$727.5 million. We used the proceeds to repay all amounts outstanding under our secured senior loan facilities. The net gain on sale was determined after reflecting the write-off of certain deferred borrowing costs related to these facilities, as well as other costs associated with their termination. Both sales are subject to post-completion adjustments based on the assets and liabilities of the businesses at the date of the respective sales. It is not expected that there will be any material adjustments to the net profit on sale of either business as a result of these adjustments.

Following completion of these sales and the repayment of our secured senior loan facilities, we have reduced our net debt to A$766.9 million at December 31, 2004 compared to A$2,634.8 million at June 30, 2004. Once the post-completion adjustments are finalised, we expect to reduce our net debt by a further A$60 million.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
DIRECTORS’ REPORT FOR THE
SIX MONTHS ENDED DECEMBER 31, 2004

At the same time, earnings from our continuing Goodman Fielder businesses continue to increase, reflecting the benefits of the restructuring activities completed during the 2004 financial year. We are satisfied with the initiatives implemented to date and continue to pursue additional projects to further enhance profitability.

Review of Operations

A review of the Group’s businesses follows.

Goodman Fielder

Following the sale of the Herbs & Spices and Yeast and Bakery Ingredients businesses, the Group’s continuing operations are now primarily comprised of the Goodman Fielder businesses acquired in March 2003. The Group has realigned the management of these businesses around these key products, production processes, types of customers and distribution channels.

	Uncle Tobys		Quality Bakers		Meadow Lea Foods		Total
	Snacks Group		Baking Group		Spreads & Oils

Results
	6 months ended Dec 31,		6 months ended Dec 31,		6 months ended Dec 31,		6 months ended Dec 31,
A$ million	2004	2003	2004	2003	2004	2003	2004	2003
Sales	259.1	247.3	449.9	443.6	492.7	484.3	1,201.7	1,175.2
EBITDA*	54.8	45.4	62.4	50.3	88.3	63.7	205.5	159.4
EBIT*	29.7	21.4	33.9	22.1	61.9	40.3	125.5	83.8

Products	Nutritious snacks Salty snacks Breakfast cereals Soups		Loaf Bread Muffins and crumpets Buns and rolls		Margarine Table sauces Salad dressings Cooking oils Flour

Major Brands	Uncle Tobys Bluebird Le Snak		Mighty Soft Wonder White Molenberg Helgas Vogels		Meadow Lea Praise White Wings Paul Newman’s Own

*	excludes individually significant items

Overall, we are satisfied with the performance of the Goodman Fielder businesses. EBITDA for the period, before individually significant items, was A$205.5 million, an increase of 29% over the prior corresponding period.

Uncle Tobys

Our Uncle Tobys business operates in Australia and New Zealand with additional sales into the Pacific Islands. Revenue was up on the prior period due to new product development and continued growth in the snacks category. Earnings increased as a result of improved sales and cost reduction initiatives.

Quality Bakers

Our Quality Bakers operations are conducted in Australia and New Zealand from 41 manufacturing sites. Sales were flat year over year. Earnings increased primarily as a result of cost reduction initiatives and lower input costs.

Meadow Lea Foods

Our Meadow Lea Foods business operates primarily in Australia and New Zealand in both retail and commercial markets. It also operates in Fiji, PNG and New Caledonia. Revenue was flat when compared to the corresponding period last year. We have foregone some volume where pricing was at unacceptable margins. Average pricing has improved. Cost reduction initiatives have led to an overall improvement in earnings.

Discontinued Businesses

The Yeast and Bakery Ingredients and Herbs & Spices businesses were sold during the period. Their operating profits are included in the consolidated results up until the date of sale.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
DIRECTORS’ REPORT FOR THE
SIX MONTHS ENDED DECEMBER 31, 2004

DIRECTORS

The Directors of the Company at any time during or since the end of the half-year are:

Name	Period of Directorship

Mr. Graeme Hart Chairman	Appointed to the Board on 22 September 1997. Appointed Chairman on 9 September 2004.

Mr. Thomas Degnan Managing Director and Chief Executive Officer	Appointed to the Board on 1 September 1997.

Mr. Mark Burrows	Appointed to the Board on 21 October 1991.

Mr. Fred Smith	Appointed to the Board on 3 March 1993.

Mr. Bryce Murray	Appointed to the Board on 6 June 2003.

Mr. Alan McGregor	Appointed to the Board on 3 March 1993 and resigned as Chairman and as a director on 11 August 2004.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
DIRECTORS’ REPORT FOR THE
SIX MONTHS ENDED DECEMBER 31, 2004

LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The lead auditor’s independence declaration is set out on page 8 and forms part of the Directors’ Report for the half-year ended 31 December 2004.

ROUNDING OFF

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and directors’ report have been rounded to the nearest hundred thousand dollars unless otherwise stated.

Signed in accordance with a resolution of Directors made on 3 February 2005.

Thomas J. Degnan
Managing Director

LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001 TO THE
DIRECTORS OF BURNS, PHILP & COMPANY LIMITED

I declare that, to the best of my knowledge and belief, during the half-year ended 31 December 2004 there have been:

i.	no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

ii.	no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

Alan Walsh
Partner

Sydney, 3 February 2005

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
HALF-YEAR CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

		Six months ended
		December 31,
	Note	2004	2003
		(A$ million, except earnings per share amounts)
Revenue from sale of goods	2	1,446.0	1,739.0
Cost of goods sold		(885.0)	(1,083.4)

Gross profit		561.0	655.6
Other revenues from ordinary activities	2	7.3	20.0
Other revenues from ordinary activities – individually significant items	2, 3(b)	1,980.6	99.5
Share of net profits of associates accounted for using the equity method	9	3.3	6.4
Selling, marketing and distribution expenses		(280.2)	(338.5)
General and administrative expenses
Individually significant items	3(b)	(1,180.4)	(13.9)
Other		(146.7)	(176.6)
Net interest expense:
Borrowing costs		(98.2)	(144.7)
Interest revenue	2	3.8	3.2

Profit from ordinary activities before related income tax (expense)	3(a)	850.5	111.0
Income tax (expense) relating to ordinary activities
Before individually significant income tax item	6	(15.2)	(22.5)
Individually significant income tax (expense) item	6	(46.5)	—

Profit from ordinary activities after related income tax (expense)		788.8	88.5
Profit attributable to outside equity interests		(2.3)	(2.2)

Net profit attributable to Burns, Philp & Company Limited shareholders		786.5	86.3

Non-owner transaction changes in equity
Net exchange difference relating to self-sustaining foreign operations		(3.5)	(19.8)

Total revenues, expenses and valuation adjustments attributable to Burns, Philp & Company Limited shareholders recognised directly in equity		(3.5)	(19.8)

Total changes in equity attributable to Burns, Philp & Company Limited shareholders other than those resulting from transactions with shareholders as owners	17	783.0	66.5

Earnings per share — basic (cents)
Continuing operations	19	1.1	(0.2)
Discontinued operations	19	37.1	4.1

Basic earnings per share		38.2	3.9

Earnings per share — diluted (cents)
Continuing operations	19	1.1	0.2
Discontinued operations	19	26.7	2.9

Diluted earnings per share		27.8	3.1

The accompanying notes form an integral part of the half-year consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
HALF-YEAR CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at	As at
		December 31,	June 30,
	Note	2004	2004
		(A$ million, except net asset backing
		per share amounts)
Current assets
Cash assets		334.8	178.5
Receivables	7	300.7	332.5
Inventories	8	160.3	277.4
Other assets		22.4	35.4

Total current assets		818.2	823.8

Non-current assets
Receivables		3.3	6.0
Investments accounted for using the equity method	9	7.5	57.3
Other financial assets		3.7	5.3
Property, plant and equipment	10	570.4	1,026.5
Intangible assets	11	1,814.3	2,250.0
Deferred tax assets		18.3	69.9
Deferred borrowing costs		50.9	115.6
Other assets		2.9	46.4

Total non-current assets		2,471.3	3,577.0

Total assets		3,289.5	4,400.8

Current liabilities
Payables		340.5	407.3
Interest bearing liabilities	12	1.1	171.4
Current tax liabilities		9.5	10.1
Provisions	13	106.1	146.6

Total current liabilities		457.2	735.4

Non-current liabilities
Payables		—	4.7
Interest bearing liabilities	12	1,100.6	2,641.9
Deferred tax liabilities		11.8	26.5
Provisions	13	74.5	102.5

Total non-current liabilities		1,186.9	2,775.6

Total liabilities		1,644.1	3,511.0

Net assets		1,645.4	889.8

Equity
Contributed equity	14	1,114.1	1,114.1
Reserves	15	(51.9)	(247.8)
Retained profits/(accumulated losses)	16	574.3	(3.8)

Equity attributable to Burns, Philp & Company Limited shareholders		1,636.5	862.5
Outside equity interests		8.9	27.3

Total equity	17	1,645.4	889.8

Net tangible asset (deficit) per ordinary share (cents)		(20.3)	(79.8)
Net asset backing per ordinary share (cents)		69.0	30.9

The accompanying notes form an integral part of the half-year consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
HALF-YEAR CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended
	December 31,
	2004	2003
	(A$ million)
Cash flows from operating activities
Cash receipts in the course of operations	1,465.3	1,828.9
Cash payments in the course of operations	(1,270.5)	(1,553.1)
Dividends received from associates	1.4	4.2
Interest and other items of similar nature received	3.7	4.3
Borrowing costs paid	(116.4)	(140.9)
Income taxes	(10.2)	(31.8)
Business restructuring costs paid	(15.3)	(36.4)

Net cash provided by operating activities	58.0	75.2

Cash flows from investing activities
Payment for property, plant and equipment	(29.4)	(42.3)
Payment for purchase of other financial assets	—	(0.7)
Payment for businesses, net of cash acquired	—	(38.0)
Proceeds from disposal of property, plant and equipment	2.0	17.5
Proceeds from disposal of the financial assets	1.1	—
Proceeds from disposal of businesses, net of cash disposed of(c)	1,756.5	—
Proceeds from recovery of vendor finance loan	—	30.0
Other	—	(0.2)

Net cash provided by/(used in) investing activities(a)	1,730.2	(33.7)

Cash flows from financing activities
Proceeds from issue of ordinary shares on exercise of options	—	50.2
Repayment of borrowings	(1,574.7)	(106.5)
Draw down of borrowings	3.8	1.0
Refinancing costs paid	—	(12.6)
Debt issue costs paid	—	(5.6)
Dividends paid – converting preference shares	(9.0)	(9.0)
Dividends paid – outside equity interests	(0.7)	(1.3)

Net cash used in financing activities(a)	(1,580.6)	(83.8)

Net decrease in cash held	207.6	(42.3)
Cash at beginning of period	170.1	178.0
Effects of exchange rate changes on cash (including cash at beginning of period and cash transactions during the period)	(43.0)	(11.9)

Cash at end of period(b)	334.7	123.8

(a)	Non-cash financing and investing activities

There were no significant non-cash financing and investing activities during the current or prior corresponding six months.

		December 31,	December 31,
		2004	2003
		(A$ million)
(b)	Reconciliation of cash
	Cash assets	334.8	133.6
	Bank overdrafts	(0.1)	(9.8)

	Cash as per statements of cash flows	334.7	123.8

The accompanying notes form an integral part of the half-year consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
HALF-YEAR CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended		Six months ended
		December 31, 2004		December 31, 2003
(A$ million)		Acquisitions	Disposals	Acquisitions	Disposals

(c)	Acquisitions and disposals of businesses
	Business disposals
	Net proceeds received:
	Sale proceeds received	—	1,892.8	—	—
	Transaction and other costs (paid)	—	(49.9)	—	—

		—	1,842.9	—	—
	Net proceeds receivable:
	Net sale proceeds receivable	—	61.6	—	—
	Transaction costs (payable)	—	(4.3)	—	—
	Non-cash items:
	- deferred borrowing costs written off	—	(57.3)	—	—
	- provision for loss on cross-currency swaps	—	(10.2)	—	—
	Business acquisitions
	Cash payment	—	—	(38.0)	—

		—	1,832.7	(38.0)	—

	Net assets acquired/ disposed of:
	Investments in associates	—	50.6	—	—
	Property, plant and equipment	—	426.2	—	—
	Goodwill	—	129.6	(12.0)	—
	Identifiable intangible assets	—	261.9	—	—
	Deferred tax assets	—	5.3	—	—
	Trade debtors	—	136.5	—	—
	Inventories	—	117.7	—	—
	Cash	—	90.8	—	—
	Other current and non-current assets	—	50.0	—	—
	Trade creditors	—	(69.6)	—	—
	Other payables	—	(49.9)	(26.0)	—
	Bank overdraft	—	(4.4)	—	—
	Other interest bearing liabilities	—	(4.2)	—	—
	Current and deferred tax liabilities	—	(23.0)	—	—
	Provisions	—	(40.1)	—	—

		—	1,077.4	(38.0)	—
	Outside equity interests	—	(18.7)	—	—
	Profit on disposal of businesses	—	774.0	—	—

		—	1,832.7	(38.0)	—

	Inflow/(outflow) of cash:
	Cash proceeds/(payment)	—	1,842.9	(38.0)	—
	Net cash (disposed of)	—	(86.4)	—	—

		—	1,756.5	(38.0)	—

The accompanying notes form an integral part of the half-year consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

Note 1. Significant Accounting Policies

The significant policies, which have been applied in the preparation of these half-year financial statements, are:

(a)	Basis of preparation

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the Australian Corporations Act 2001, Australian Accounting Standard AASB1029 “Interim Financial Reporting”, other authoritative announcements of the Australian Accounting Standards Board and consensus views issued by the Urgent Issues Group, a committee of the Australian Accounting Standards Board. The half-year consolidated financial report does not include full note disclosures of the type normally included in an annual report. It is recommended that this half-year financial report be read in conjunction with the June 30, 2004 Annual Report and any public announcements by Burns, Philp & Company Limited and its controlled entities during the six months ended December 31, 2004, in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001.

This half-year consolidated financial report has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values.

The consolidated financial statements include the financial statements of Burns, Philp & Company Limited (Burns Philp), being the parent entity, and its controlled entities (the consolidated entity or the Group).

The information furnished herein reflects all adjustments (including normal recurring accruals and adjustments) which are, in the opinion of the directors, necessary to fairly state the operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year.

The accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those applied in the June 30, 2004 audited consolidated financial statements.

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of each reporting period. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

(b)	Principles of consolidation

The half-year consolidated financial statements of the Group include the financial statements of Burns, Philp & Company Limited, being the parent entity, and its controlled entities.

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases. Outside equity interests in the equity and result of the entities that are controlled by the Group are shown as separate items in the half-year consolidated financial statements.

During the current period, the Group disposed of its Herbs & Spices and Yeast and Bakery Ingredients businesses on September 3, 2004 and September 30, 2004, respectively. The consolidated financial statements include the results of the entities that comprised these businesses up to the date of disposal.

(c)	Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions.

Amounts receivable and payable in foreign currencies at balance date are translated at rates of exchange prevailing on that date.

Statements of financial performance for overseas controlled entities are translated to Australian currency at the weighted average rates of exchange ruling during the period. All overseas operations are considered to be self-sustaining. On consolidation, exchange differences arising on the translation of financial statements of overseas controlled entities are transferred directly to the foreign currency translation reserve together with any exchange gains or losses on foreign currency monetary liabilities, after applicable income tax, which hedge the net investment, or form part of the net investment, in self-sustaining overseas operations.

Upon disposal of overseas controlled entities, the cumulative foreign currency translation reserve associated with these entities is transferred to retained profits.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

Note 1. Significant Accounting Policies (Continued)

(c)	Foreign currency (continued)

Foreign exchange translation gains or losses arising out of current account balances and unhedged foreign currency borrowings are reflected in the consolidated result. Unrealised foreign exchange movements on cross currency swaps are reported in the foreign currency translation reserve to the extent that these financial instruments hedge the net investment in self-sustaining operations and in the consolidated statement of financial performance, to the extent that they hedge US dollar denominated borrowings. To the extent that these financial instruments do not hedge the net investment in a self-sustaining operation or US dollar denominated borrowings the unrealised movement is reported in the consolidated statement of financial performance.

The Group continues to review its foreign currency position.

(d)	Taxation

The income statement liability method of tax effect accounting is adopted. Under this method, income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income.

Future income tax benefits relating to timing differences are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain.

During the year ended June 30, 2004, the Australian consolidated tax group notified the Australian Taxation Office of the implementation date for Australian tax consolidation and consequently, the consolidated entity applied UIG 52 “Income Tax Accounting Under the Tax Consolidation System” in the year ended June 30, 2004. The implementation date for the Australian consolidated tax group was June 12, 2003. The head entity in the Australian consolidated tax group, Burns Philp, recognises all of the current and deferred tax assets and liabilities of the Australian consolidated tax group. All wholly owned subsidiaries in the Australian consolidated tax group have entered into a tax sharing agreement with Burns Philp.

In addition to the tax sharing agreement, the Australian consolidated tax group intends to enter into a tax funding agreement to recharge the tax balances to members of the Australian consolidated tax group on a stand-alone basis. The assets and liabilities arising under the tax funding agreement will be recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

As a result of significant unrecognised Australian carried forward tax losses, of which recovery is not virtually certain, no additional tax assets or liabilities have been recognised on formation of the Australian consolidated tax group.

Withholding tax is provided on overseas earnings which are expected to be remitted. No provision is made for earnings anticipated to be retained by overseas controlled entities to finance ongoing operations.

(e)	Revenue recognition

Sale of goods

Revenue from the sale of goods is recognized (net of returns, discounts and allowances) when the risks and rewards of ownership and title of goods pass to the customer.

(f)	Intangible assets

Goodwill

Goodwill is amortized on a straight line basis over the period of expected benefit, not exceeding 20 years. In the six months ended December 31, 2004 and 2003, goodwill has been amortized at an annual rate of 5%. In addition, the carrying value of goodwill is reviewed regularly by the directors to ensure it is not in excess of its recoverable amount.

Identifiable intangible assets

Identifiable intangible assets are amortized on a straight line basis over the period of expected benefit, not exceeding 40 years. In the six months ended December 31, 2004 and 2003, identifiable intangible assets have been amortized at an annual rate of 2.5%. In addition, the carrying value of identifiable intangible assets is reviewed regularly by the directors to ensure it is not in excess of its recoverable amount.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

(g)	Comparative figures

Comparative figures have been adjusted where necessary to reflect the presentation adopted as at December 31, 2004.

During the current period, the Group disposed of its Herbs & Spices and Yeast and Bakery Ingredients businesses. Consequently, the current period financial statements are not directly comparable to prior periods.

(h)	Impact of adopting AASB equivalents to IASB Standards

For annual reporting periods beginning on or after July 1, 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements in Australia (Australian GAAP). The differences between Australian Generally Accepted Accounting Principles (Australian GAAP) and Australian equivalents to International Financial Reporting Standards (AIFRS) identified to date as potentially having a significant impact on the consolidated entity’s financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all differences between current Australian GAAP and AIFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The consolidated entity has not completed its project to assess the impact of adoption of AIFRS and has not quantified the effects of all the differences discussed below. Where work streams have been completed, accounting policies have been determined and the transitional elections available under AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards have been considered.

Any assessments made in respect of the transition to AIFRS may require adjustment before inclusion in the first complete annual / half-year financial report prepared in accordance with AIFRS due to new or revised standards or interpretations, changes in the operations of the business, or additional guidance on the application of AIRFS in a particular industry or to a particular transaction.

The key potential implications on the continuing operations of the consolidated entity of conversion to AIFRS, identified to date, are summarised below.

Differences identified	Potential nature of impact

Income Tax
Accounting treatment changes from income statement liability approach to a balance sheet approach.	Additional deferred tax assets and deferred tax liabilities may be recognised relating to revalued assets and compound financial instruments.

In relation to controlled entities, additional deferred tax balances may be recognised relating to fair value adjustments and deferred tax balances recognised on acquisition but not in the individual entity. Also, undistributed profits and movements in reserves may result in additional deferred tax balances depending on whether the timing of the distribution is controllable.

In addition, as tax effects follow the underlying transaction, certain tax effects may be recognised in equity.

Additional deferred tax assets may be recognised as a result of the change in recognition criteria to ‘probable’ rather than ‘virtually certain’ or ‘beyond reasonable doubt’.

Employee benefits (superannuation)

Net fund obligations and plan assets are recognised in the consolidated entity’s balance sheet.	Additional assets and liabilities may be included in the balance sheet as the defined benefit plan surplus / deficit is recognised.

Employee expenses may increase due to the recognition of ‘current service costs’.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

Intangibles

Intangible assets with indefinite useful lives will not be amortised, but will be subject to an annual impairment test.	Where intangible assets are assessed as having indefinite useful lives, the Group will not incur amortisation expenses on intangible assets, but write-downs may be required due to annual impairment tests.

Goodwill is not amortised but tested annually for impairment.	The Group will no longer incur amortisation expenses on goodwill, but write-downs may be required due to annual impairment tests.

Foreign currency

Exchange rate differences in relation to foreign operations are recognised in a separate component of equity and are released through the income statement when the foreign entity is disposed.	Increase in profit or loss recognised on disposal of a foreign operation, depending on the associated foreign currency translation reserve balance.

Goodwill and fair value adjustments recognised on acquisition are treated as assets of the acquired entity and are therefore translated at the spot rate at each reporting date. This may impact the consolidated goodwill balance and reserves.

Financial instruments

Recognition of hedge instruments and related debt at fair value.	Financial instruments must be recognised in the balance sheet and all derivatives and most financial assets must be carried at fair value. This may result in an increase in total assets and total liabilities.

In addition, any ineffective portion of hedges will be recognised in the income statement, increasing volatility of our reported profit.

Impairment

Discounting is required in assessing recoverable amount.	The calculation of recoverable amount requires an assessment of the higher of value in use or fair value less costs to sell. Cash flows are to be discounted in determining an asset’s / cash generating unit’s ‘value in use’.

In calculating value in use, the cash flows include projections of cash inflows and outflows from continuing use of the asset and cash flows associated with disposal of the asset. The cash flows are estimated for the asset in its current condition and therefore does not include cash inflows and outflows expected to arise from future restructurings which are not yet committed, or from improving or enhancing the asset’s performance.

The impact of discounting will reduce the recoverable amount calculated and therefore may result in additional impairment losses recognised.

Impairment testing required at an asset or cash generating unit level.	Impairment testing is required to be performed at an asset or cash generating unit level. The impact of a more rigorous impairment test may result in additional write-downs either on transition or ongoing. Any write-downs may also impact the on going depreciation charge (where applicable).

Goodwill, indefinite life intangible assets and assets not yet ready for use are tested for impairment annually.	On transition, other than for goodwill and indefinite life intangible assets which must be tested for impairment annually, other assets are tested where there is an indicator if impairment, or where previously the impact of discounting had not been included in assessing recoverable amount.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

Note 1. Significant Accounting Policies (Continued)

(h)	Impact of adopting AASB equivalents to IASB Standards (continued)

Business combinations

Fair value of identifiable assets and liabilities.	In accounting for business combinations, the identifiable assets, liabilities and contingent liabilities of the acquiree are recognised at their fair value.

Additional deferred tax assets and liabilities may arise as part of allocating the cost of a business combination due to differences between the fair value allocated on acquisition and the underlying tax cost base. This may give rise to additional goodwill on acquisition.

Restructuring provisions are only recognised as part of allocating the cost of a business combination where the acquiree has, at acquisition date, an existing liability for restructure recognised in accordance with AASB 137. Otherwise, restructuring provisions are recognised by the acquirer through their income statement.

An election is available in AASB 1 which provides the ability to choose whether the acquisition accounting of business combinations prior to transition date are restated under AIFRS. Entities can choose to restate all prior business combinations, only those after a certain date, or none.

The Group has not yet determined which choice will be adopted on transition to AIRFS.

Leases

Classification of Leases	The determination of whether a lease is classified as a finance lease or an operating lease is based on substance over form and no longer includes quantitative guidelines. As a result certain leases may be reclassified from operating to finance, increasing assets and liabilities.

Disclosures

The primary statements include a statement of changes in equity.	Certain items which are recognised directly in equity will be disclosed in the new statement of changes in equity.

Extraordinary items are no longer disclosed.	The nature and amount of extraordinary items will no longer be disclosed separately either on the face of the income statement or in the notes.

Classification of current / non-current borrowings.	Financial liabilities due within 12 months after reporting date, where the entity does not have unconditional right to defer settlement for at least 12 months from reporting date will be classified as a current liability.

Where a reclassification from non-current to current liabilities is required, this may impact the entity’s liquidity ratios and debt covenants.

Deferred borrowing costs	Interest bearing liabilities may be presented net of deferred borrowing costs.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

	Six months ended
	December 31,
	2004	2003
	(A$ million)
Note 2. Revenue From Ordinary Activities
Operating activities
Sale of goods revenue	1,446.0	1,739.0
Other revenues
Proceeds from disposal of non-current assets	3.1	17.9
Other	4.2	2.1

Total other revenue from operating activities	7.3	20.0
Interest revenue	3.8	3.2
Outside operating activities
Other revenue – individually significant items
Proceeds from disposal of business	1,954.4	—
Proceeds received on recovery of vendor finance loan	—	30.0
Unrealized foreign currency gain	26.2	69.5

Total revenue from ordinary activities	3,437.7	1,861.7

	Six months ended
	December 31,
	2004	2003
	(A$ million)
Note 3. Profit From Ordinary Activities Before Income Tax
(a) Profit from ordinary activities before income tax has been determined after crediting/(charging):
Net gain on disposal of property, plant and equipment	0.1	0.3
Net gain on disposal of businesses*	774.0	—
Unrealized foreign currency gain*	26.2	69.5
Recovery of vendor finance loan*	—	30.0
Depreciation and amortization:
Property, plant and equipment	(48.4)	(58.0)
Goodwill	(36.7)	(35.7)
Identifiable intangible assets	(9.3)	(12.0)
Prepaid slotting allowances	(2.3)	(12.5)

Total depreciation and amortization	(96.7)	(118.2)

*	These amounts have been included in individually significant items (refer note 3(b)).

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

	Six months ended
	December 31,
	2004	2003
	(A$ million)
Note 3. Profit From Ordinary Activities Before Income Tax (Continued)
(b) Individually significant items
Included in other revenue from ordinary activities	1,980.6	99.5
Included in general and administrative expenses from ordinary activities	(1,180.4)	(13.9)

Total individually significant items	800.2	85.6

Consisting of:
(i) Gain on sale of Yeast and Bakery Ingredients and Herbs & Spices businesses Sale proceeds	1,954.4	—
Costs associated with the sale	(121.7)	—
Carrying amount of net assets sold	(1,058.7)	—

	774.0	—
(ii) Unrealized foreign currency gain	26.2	69.5
(iii) Business restructuring costs	—	(13.9)
(iv) Recovery of vendor finance loan	—	30.0

	800.2	85.6

(i)	On September 3, 2004 we completed the sale of our Herbs & Spices business to Associated British Foods, plc (ABF) for gross proceeds of US$175.0 million. On September 30, 2004, we completed the sale of our Yeast and Bakery Ingredients business to ABF for gross proceeds of US$1,175.0 million. Refer to notes 18 and 20 for further details regarding these transactions.

The net gain on sale of these businesses, before tax, recorded during the six months ended December 31, 2004 was approximately A$774.0 million. This net gain has been determined after allowing for costs associated with the sale of approximately A$121.7 million. These costs include:

•	approximately A$44.3 million of transaction costs of which approximately A$40.0 million was paid during the six months ended December 31, 2004;

•	approximately A$57.3 million arising from the write-off of deferred borrowing costs related to our senior term loan facilities which were required to be repaid from the net proceeds from the sale on October 7, 2004; and

•	accrued costs of approximately A$20.1 million for “mark to market” losses on certain derivative financial instruments which previously hedged the net assets of the businesses sold and our senior term loan facilities, which are no longer considered to be effective. Approximately A$9.9 million was paid during the six months ended December 31, 2004 to close out certain of these contracts.

In addition to the net gain on sale before tax recognized above, during the six months ended December 31, 2004 we recorded an A$46.5 million tax expense primarily related to the utilization of previously recognized deferred tax assets to offset the taxable profit on sale of these businesses. Income tax payable by the Group on the sale of the businesses is expected to be minimal. Refer note 6 for further details.

The net gain on sale after tax recorded in the six months ended December 31, 2004 is approximately A$727.5 million. This gain is subject to change, based on certain closing asset and liability adjustments which will be determined upon finalization of completion accounts for the businesses which were sold.

(ii)	The acquisition of Goodman Fielder was partially funded with U.S. dollar denominated borrowings. These borrowings are not fully hedged and therefore, in accordance with accounting policy note 1(c), an unrealized foreign currency gain of A$26.2 million for the six months ended December 31, 2004 (2003 – A$69.5 million) has been included in the consolidated statement of financial performance

(iii)	Redundancy and other restructuring costs of A$13.9 million were incurred at Goodman Fielder during the six months ended December 31, 2003.

(iv)	In 1999, Goodman Fielder provided a vendor finance loan of A$35.3 million to Bartter Enterprises Pty Limited (Bartter) as part of the sale of its Australian poultry operations. This loan was fully provided for by Goodman Fielder in June 2001. At the time of our acquisition of Goodman Fielder, there was significant uncertainty regarding the recoverability of this loan. Accordingly, no value was assigned on acquisition. During the six months ended December 31, 2003, Bartter completed a significant financial restructure of its operations which resulted in the Group recovering A$30.0 million of this vendor finance loan. The recovery of this loan was recognized as revenue in the six months ended December 31, 2003.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

Note 4. Segment Reporting

Business and geographic segments

During the six months ended December 31, 2004, the group operated in five main business segments with additional activity segmented in Other. The Group’s business segments are identified based on the nature of the products provided and services rendered. Segment result has been determined based on the information provided to the chief operating decision maker and the accounting policies applied by each segment are the same as the Group’s accounting policies. Segment result is segment revenue less cost of goods sold, selling, marketing and distribution expenses and general and administrative expenses (excluding corporate revenues and expenses relating to the Group as a whole). Segment result includes individually significant items applicable to the reportable segment. The Group also operates in four main geographic regions. The Directors selected these segments for internal reporting purposes and have organised the enterprises around these products and services and geographic areas. Revenues are attributed to a segment based on the products and services sold and the geographic location of the segment.

Following the sale of the Herbs & Spices and Yeast and Bakery Ingredients businesses, the Group’s continuing operations are now primarily comprised of the Goodman Fielder businesses acquired in March 2003. The management of these businesses, and the financial information reported to senior management and the Directors, has changed significantly in the period since acquisition. This is as a result of the restructuring of the businesses and the change in management focus.

The Group has realigned its reportable segments around the revised internal management structure and the key products, production processes, types of customers and distribution processes of each of these businesses. The segment presentation for the current and prior period has been reclassified to reflect these changes.

In respect of the Herbs & Spices and Yeast and Bakery Ingredients business segments, changes have been made to reflect the operations of the Yeast and Bakery Ingredients and Herbs and Spices businesses which were sold. The segment presentation for the current and prior periods have been reclassified to reflect these changes. The principle changes to the segment presentation were the allocation of certain technology and development and administration expenses from Corporate to the Yeast and Bakery Ingredients business segment and reallocation of the Group’s continuing operations in Asia Pacific to continuing operations in accordance with the segment presentation outlined above.

Business segment	Geographic segment	Products and services

Baking	Asia Pacific	Packaged loaf bread and other baked goods, frozen meals

Snacks	Asia Pacific	Breakfast cereals, salty and nutritious snacks, soups, ice-cream

Spreads & Oils	Asia Pacific	Fats and oils, bulk and retail flour, margarine and spreads, cake mixes, mayonnaise, dressings and chickens.

Yeast/Bakery *	North America Latin America Europe Asia Pacific	Bakers’ yeast and bakers’ ingredients – industrial and consumer yeast, yeast extracts and bakery ingredients, technology and development and administration

Herbs & Spices *	North America	Sourcing, grinding, blending, packaging and distribution of herbs and spices

Other	Asia-Pacific	Fresh Start joint venture, discontinued businesses other than Yeast/Bakery and Herbs & Spices

*	During September 2004, the Group sold its Yeast and Bakery Ingredients businesses and its Herbs & Spices business (refer to note 20 for further details).

Major customers

Two of the Group’s customers, which operate in the Australian retail grocery industry, represented approximately 33% and 22% of the Group’s consolidated sales revenue in the six months ended December 31, 2004 and 2003, respectively.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

Note 4. Segment Reporting (Continued)

Primary reporting by business segment

A$ million
			Spreads	Yeast/	Herbs &		Consolidated
Six months ended December 31, 2004	Baking	Snacks	& Oils	Bakery	Spices	Other	Total

Revenue
External segment revenue from sale of goods *	449.9	259.1	492.7	193.1	50.9	0.3	1,446.0
Proceeds from sales of businesses and property							1,957.5
Interest revenue							3.8
Unrealized foreign currency gain							26.2
Other unallocated revenue							4.2

Total revenue from ordinary activities							3,437.7

Result
Segment result	33.9	29.7	61.9	25.7	4.7	(0.8)	155.1
Share of net profits of associates	—	—	—	2.4	—	0.9	3.3

Segment EBIT	33.9	29.7	61.9	28.1	4.7	0.1	158.4

Corporate/unallocated EBIT							786.5

Total EBIT							944.9
Net interest expense							(94.4)

Profit from ordinary activities before income tax							850.5
Income tax expense:
- Before individually significant income tax item							(15.2)
- Individually significant income tax expense item							(46.5)

Profit from ordinary activities after income tax							788.8
Outside equity interests							(2.3)

Net profit							786.5

Included in the segment result above were:
Non-cash expense items:
- Depreciation and amortization (excluding prepaid slotting allowances)	(28.5)	(25.1)	(26.4)	(13.2)	(1.1)	—	(94.3)
- Depreciation and amortization — Corporate							(0.1)

							(94.4)

- Amortization of prepaid slotting allowances	—	—	—	—	(2.3)	—	(2.3)
- Net expense from movements in provisions **	(5.0)	(7.4)	(1.0)	(1.7)	(0.6)	—	(15.7)
Included in corporate/unallocated EBIT above were the following individually significant items:
- Gain on sale of Yeast and Bakery Ingredients and Herbs & Spices businesses							774.0
- Unrealized foreign currency gain							26.2
Assets
Segment assets	991.4	751.9	1,028.9	—	—	—	2,772.2
Equity accounted investments	—	—	—	—	—	7.5	7.5

Total segment assets	991.4	751.9	1,028.9	—	—	7.5	2,779.7

Corporate/unallocated assets							509.3

Consolidated total assets							3,289.0

Liabilities
Segment liabilities	148.6	111.2	90.0	—	—	2.8	352.6
Corporate/unallocated liabilities							1,291.5

Consolidated total liabilities							1,644.1

Acquisitions of property, plant and equipment	6.2	5.2	5.8	11.6	0.2		29.0
Acquisitions of property, plant and equipment – Corporate							0.4

							29.4

*	There were no significant inter-segment sales

**	Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

Note 4. Segment Reporting (Continued)

Primary reporting by business segment (continued)

A$ Million
			Spreads	Yeast/	Herbs &		Consolidated
Six months ended December 31, 2003	Baking	Snacks	& Oils	Bakery	Spices	Other	Total

Revenue
External segment revenue from sale of goods *	443.6	247.3	484.3	409.5	148.6	5.7	1,739.0
Proceeds from sales of property							17.9
Proceeds from recovery of vendor finance loan							30.0
Interest revenue							3.2
Unrealized foreign currency gain							69.5
Other unallocated revenue							2.1

Total revenue from ordinary activities							1,861.7

Result
Segment result	23.5	7.5	38.9	68.8	25.1	(4.4)	159.4
Share of net profits of associates	—	—	—	5.4	—	1.0	6.4

Segment EBIT	23.5	7.5	38.9	74.2	25.1	(3.4)	165.8

Corporate/unallocated EBIT							86.7

Total EBIT							252.5
Net interest expense							(141.5)

Profit from ordinary activities before income tax							111.0
Income tax expense							(22.5)

Profit from ordinary activities after income tax							88.5
Outside equity interests							(2.2)

Net profit							86.3

Included in the segment result above were:
Non-cash expense items:
- Depreciation and amortization (excluding prepaid slotting allowances)	(28.2)	(24.0)	(23.4)	(26.3)	(2.9)	(0.1)	(104.9)
- Depreciation and amortization — Corporate							(0.8)

							(105.7)

- Amortization of prepaid slotting allowances	—	—	—	—	(12.5)	—	(12.5)
- Net expense from movements in provisions **	3.8	(1.2)	(0.8)	(9.6)	(1.6)	—	(9.4)
Individually significant items:
- Business restructuring costs	1.4	(13.9)	(1.4)	—	—	—	(13.9)
Included in corporate/unallocated EBIT above were the following individually significant items:
- Unrealized foreign currency gain							69.5
- Recovery of vendor finance loan							30.0
Acquisitions of property, plant and equipment	6.7	8.3	12.2	13.8	1.3	—	42.3

*	There were no significant inter-segment sales

**	Excluding individually significant items.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

Note 4. Segment Reporting (Continued)

Secondary reporting by geographical segments

A$ million
	North	Latin			Consolidated
Six months ended December 31, 2004	America	America	Europe	Asia Pacific	Total

Revenue
External segment revenue from sale of goods *	105.9	59.8	39.5	1,240.8	1,446.0
Proceeds from sales of businesses and property					1,957.5
Interest revenue					3.8
Unrealized foreign currency gain					26.2
Other unallocated revenue					4.2

Total revenue from ordinary activities					3,437.7

Result
Segment result	10.9	8.0	6.0	130.2	155.1
Share of net profits of associates	—	0.5	1.1	1.7	3.3

Segment EBIT	10.9	8.5	7.1	131.9	158.4

Corporate/unallocated EBIT					786.5

Total EBIT					944.9

Assets
Segment assets	—	—	—	2,772.2	2,772.2
Equity accounted investments	—	—	—	7.5	7.5

Total segment assets	—	—	—	2,779.7	2,779.7

Corporate assets					509.8

Consolidated total assets					3,289.5

Acquisitions of property, plant and equipment	1.0	2.8	1.9	23.7	29.4

A$ million
	North	Latin			Consolidated
Six months ended December 31, 2003	America	America	Europe	Asia Pacific	Total

Revenue
External segment revenue from sale of goods *	277.2	117.9	82.0	1,261.9	1,739.0
Proceeds from sales of businesses and property					17.9
Proceeds from recovery of vendor finance loan					30.0
Interest revenue					3.2
Unrealized foreign currency gain					69.5
Other unallocated revenue					2.1

Total revenue from ordinary activities					1,861.7

Result
Segment result	51.4	16.5	14.7	76.8	159.4
Share of net profits of associates	—	1.0	2.9	2.5	6.4

Segment EBIT	51.4	17.5	17.6	79.3	165.8

Corporate/unallocated EBIT					86.7

Total EBIT					252.5

Acquisitions of property, plant and equipment	3.2	5.4	3.0	30.7	42.3

*	There were no significant inter-segment sales.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

Note 5. Dividends

Ordinary Shares

No interim dividend was paid on the ordinary shares (previous corresponding six months: nil).

Converting Preference Shares (CP Shares)

CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of $0.30, payable quarterly with no guarantee of franking.

Interim dividends paid on the CP Shares in the current six months were as follows:

September 30, 2004:	0.5671 cents per CP Share (unfranked)	$4.5 million
December 31, 2004:	0.5671 cents per CP Share (unfranked)	$4.5 million

Interim dividends paid on the CP Shares in the previous corresponding six months were as follows:

September 30, 2003:	0.5671 cents per CP Share (unfranked)	$4.5 million
December 31, 2003:	0.5671 cents per CP Share (unfranked)	$4.5 million

Interim Dividends on all Securities

	Six months ended
	December 31,
	2004	2003
	(A$ million)
Ordinary shares	—	—
CP Shares	9.0	9.0
Declared and paid during the six months	9.0	9.0

Total	9.0	9.0

Dividend payment dates with respect to the CP Shares for the remainder of the period to June 30, 2005 will be March 31, 2005 and June 30, 2005.

Franking Credits Available

As at December 31, 2004, the balance of franking credits available for the franking of dividends was A$23.0 million.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

	Six months ended
	December 31,
	2004	2003
	(A$ million)
Note 6. Income Tax
Income tax (expense) relating to ordinary activities
Prima facie income tax (expense) calculated at 30% on profit from ordinary activities	(255.2)	(33.3)
(Increase)/decrease in income tax expense due to:
Utilization of tax losses and timing differences not previously recognized *	114.9	16.8
Non-assessable profits on sale of businesses *	110.6	—
Proceeds received on recovery of vendor finance loan not taxable	—	9.0
Amortization of intangibles not deductible for tax	(13.1)	(12.3)
Share of net profits of associates	1.0	1.7
Differences in overseas tax rates	(20.3)	(4.6)
Other permanent adjustments	0.4	0.2

Income tax (expense) relating to ordinary activities	(61.7)	(22.5)

Income tax (expense) relating to ordinary activities comprises:
Income tax (expense) before individually significant income tax item	(15.2)	(22.5)
Individually significant income tax (expense) on sale of businesses *	(46.5)	—

Total income tax (expense) relating to ordinary activities	(61.7)	(22.5)

*	Non-assessable profits on sale of businesses represents the tax-effect of the difference between the book and tax gain arising on the sale of businesses. A significant portion of the taxable gain on sale of these businesses has been offset by unrecognized tax losses. Income tax payable by the Group on the sale of the businesses is expected to be minimal, due to the existence of recognised and unrecognised tax losses.

	December 31,	June 30,
	2004	2004
	(A$ million)
Note 7. Receivables
Current
Trade debtors	206.4	311.7
Provision for doubtful debts	(6.2)	(10.8)

	200.2	300.9
Business sale proceeds receivable	78.8	—
Other receivables	21.7	31.6

Total current receivables	300.7	332.5

Note 8. Inventories
Current
Raw materials (a)	91.0	118.4
Provision against raw materials	(3.1)	(2.3)
Work in progress (a)	11.3	19.2
Finished goods (a)	61.2	147.2
Provision against finished goods	(0.1)	(5.1)

Total inventories	160.3	277.4

(a)	At cost.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

	December 31,	June 30,
	2004	2004
	(A$ million)
Note 9. Investments Accounted for Using the Equity Method
Non-current
Associates	7.5	57.3

			% Ownership Interest
			December 31,	June 30,
Name	Principal Activities	Balance date	2004	2004

Fresh Start Bakeries Australia Pty Ltd	Buns Manufacture	June 30	50.0	50.0
Gelec S.A.	Food Manufacture	June 30	33.3	33.3
P.T. Sinar Meadow International Indonesia	Margarine Manufacture	December 31	50.0	50.0
Levaduras Collico SA	Yeast Manufacture	June 30	—	50.0
Mauri Fermentation (Malaysia) Sdn Bhd	Yeast Manufacture	June 30	—	42.0
Mauri Fermentation Pakistan (Private) Ltd	Yeast Manufacture	June 30	—	50.0
Mauri Products Limited	Yeast Manufacture	September 15	—	50.0
Meishan-Mauri Yeast Co Ltd	Yeast Manufacture	June 30	—	50.0
Pilmico-Mauri Foods Corporation	Yeast Manufacture	June 30	—	50.0
Proofex Products Company	Yeast Manufacture	September 16	—	30.0
P.T. Indo Fermex	Yeast Manufacture	December 31	—	49.0
P.T. Sama Indah	Yeast Manufacture	December 31	—	49.0
Qingdao Xinghua Cereal Oil and Foodstuff Co Ltd	Food Manufacture	June 30	—	30.0

The share of net profits of associates comprise:

	Six months ended
	December 31,
	2004	2003
	(A$ million)
Share of profit from ordinary activities before income tax	4.6	8.8
Share of income tax on ordinary activities	(1.3)	(2.4)

Share of net profits of associates	3.3	6.4

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

	December 31,	June 30,
	2004	2004
	(A$ million)
Note 10. Property, Plant and Equipment
Plant and equipment
Cost	424.7	1,012.5
Accumulated depreciation	(87.1)	(387.4)

Total plant and equipment	337.6	625.1

Freehold properties
Cost	223.3	378.1
Accumulated depreciation	(7.7)	(18.7)

Total freehold properties	215.6	359.4

Leasehold properties
Cost	19.0	29.9
Accumulated amortization	(1.8)	(3.4)

Total leasehold properties	17.2	26.5

Leasehold improvements
Cost	—	21.1
Accumulated amortization	—	(5.6)

Total leasehold improvements	—	15.5

Total property, plant and equipment	570.4	1,026.5

The net change in total property, plant and equipment during the six months ended December 31, 2004 is primarily due to the sale of the Herbs & Spices and Yeast and Bakery Ingredients businesses. Refer to note (c) of the Statement of Cash Flows for further details.

Note 11. Intangible Assets

Identifiable intangible assets
Cost	652.8	968.3
Accumulated amortization	(29.9)	(69.3)

Total identifiable intangible assets	622.9	899.0

Purchased goodwill
Cost	1,309.2	1,457.7
Accumulated amortization	(117.8)	(106.7)

Total purchased goodwill	1,191.4	1,351.0

Total intangible assets	1,814.3	2,250.0

The net change in total intangible assets during the six months ended December 31, 2004 is primarily due to the sale of the Herbs & Spices and Yeast and Bakery Ingredients businesses. Refer to note (c) of the Statement of Cash Flows for further details.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

	December 31,	June 30,
	2004	2004

	(A$ million)

Note 12. Interest Bearing Liabilities

Current
Secured
Term loan facilities (b)	—	155.8
Bank overdrafts (c)	0.1	7.9
Other indebtedness (c)	0.3	3.5
Unsecured
Bank overdrafts (c)	—	0.5
Other indebtedness (c)	0.7	3.7

Total current interest bearing liabilities	1.1	171.4

Non-current
Secured
Term loan facilities (b)	—	1,427.7
Other indebtedness (c)	5.7	3.3
Unsecured
9.5% senior notes due 2010 (f)	128.2	145.2
10.75% senior subordinated notes due 2011 (a) (e)	257.8	291.2
9.75% senior subordinated notes due 2012 (d)	512.8	580.7
New Zealand Subordinated Capital Notes (g)	196.1	193.8

Total non-current interest bearing liabilities	1,100.6	2,641.9

(a) Notes payable	269.2	304.9
Unamortized discount	(11.4)	(13.7)

	257.8	291.2

(b)	The Group’s secured senior loan facilities have been repaid during the six months ended December 31, 2004 using proceeds from the sale of the Herbs & Spices and Yeast and Bakery Ingredients businesses. The securities which secured the senior secured loan facilities still remain in place and currently secure other smaller financings. The securities comprise guarantees and securities provided by Burns Philp and certain of its controlled entities in favour of the security trustee.

(c)	There are a number of financings typically involving small amounts extended to operating companies in the Group. These facilities are either secured by the security arrangements referred to in (b) above, or have the benefit of securities at the operating company level, or are unsecured.

(d)	On June 21, 2002, a controlled entity of Burns Philp issued in a private offering, US$400 million of senior subordinated notes that bear interest at 9.75% and mature on July 15, 2012. These notes were subsequently exchanged for new notes which were identical to the old notes except that the new notes can be publicly traded in the United States. The payment of principal and interest, and the performance of all other obligations in respect of the 9.75% senior subordinated notes due 2012, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

(e)	On February 20, 2003, a controlled entity of Burns Philp issued in a private offering, US$210 million of senior subordinated notes. These notes were issued with an original issue discount of US$10.7 million, bear interest at 10.75% and mature on February 15, 2011. These notes were subsequently exchanged for new notes which were identical to the old notes except that the new notes can be publicly traded in the United States. The payment of principal and interest, and the performance of all other obligations in respect of the 10.75% senior subordinated notes due 2011, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

(f)	On June 16, 2003, a controlled entity of Burns Philp issued in a private offering, US$100 million of senior notes that bear interest at 9.5% and mature on November 15, 2010. These notes were subsequently exchanged for new notes which were identical to the old notes except that the new notes can be publicly traded in the United States. The payment of principal and interest, and the performance of all other obligations in respect of the 9.5% senior notes due 2010, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

Note 12. Interest Bearing Liabilities (Continued)

(g)	During the year ended June 30, 2003, a controlled entity of Burns Philp issued NZ$212.5 million of New Zealand subordinated capital notes (New Zealand Capital Notes). These instruments were issued by Goodman Finance Limited and are general unsecured obligations of this controlled entity, guaranteed by Burns Philp and certain of its controlled entities, on a basis which is unsecured and subordinated to all other secured and unsecured liabilities of Burns Philp and of its controlled entities. The New Zealand Capital Notes were issued in two series, one series of which mature on December 15, 2008 and bear interest of 9.75% and the other series which mature on November 15, 2011 and bear interest at 9.95%.

Upon the maturity of the New Zealand Capital Notes, the New Zealand Capital Notes may continue upon new terms (if this is proposed by the issuer and if the noteholder accepts the new terms), or may be redeemed in cash equal to the face value of the New Zealand Capital Notes, or at the sole discretion of the issuer, may be redeemed by Burns Philp issuing ordinary shares for the face value of the New Zealand Capital Notes.

	December 31,	June 30,
	2004	2004

	(A$ million)

Note 13. Provisions
Current
Employee benefits	34.3	49.8
Business closure and rationalization	15.7	34.3
Workers’ compensation	15.1	14.6
Legal claims	37.3	38.6
Other	3.7	9.3

Total current provisions	106.1	146.6

Non-current
Employee benefits	38.1	64.3
Workers’ compensation	34.4	33.8
Other	2.0	4.4

Total non-current provisions	74.5	102.5

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

	December 31,	June 30,
	2004	2004

	(A$ million)
Note 14. Contributed Equity
Issued and paid-up share capital
2,031,838,743 (June 2004— 2,031,834,572) ordinary shares, fully paid	880.2	880.2
797,295,952 (June 2004— 797,300,123) converting preference shares, fully paid	233.9	233.9

Total contributed equity	1,114.1	1,114.1

Movements since June 30, 2004 in Burns, Philp & Company Limited ordinary shares and converting preference shares (CP Shares):

Ordinary Shares

	Number of shares	A$ million

Ordinary shares as at June 30, 2004	2,031,834,572	880.2
Conversion of CP Shares during the current period	4,171	—

Ordinary shares as at December 31, 2004	2,031,838,743	880.2

Holders of ordinary shares are entitled to receive dividends as declared from time to time and, at members’ meetings, are entitled to one vote on a show of hands and one vote per share on a poll.

In the event of winding up of the Company, ordinary shareholders rank after secured and unsecured creditors and holders of the CP Shares (but only as to payment of any declared and unpaid dividend and the repayment of capital) and are fully entitled to the balance of any proceeds on liquidation.

Converting Preference Shares (CP Shares)

	Number of CP Shares	A$ million

CP Shares as at June 30, 2004	797,300,123	233.9
CP Shares converted during the current period	(4,171)	—

CP Shares as at December 31, 2004	797,295,952	233.9

Holders of CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum, based on the issue price of A$0.30, payable quarterly with no guarantee of franking. Each CP Share will convert (subject to takeover laws) into one ordinary share at any time during its five year term at the option of the holder, or otherwise on the fifth anniversary of its issue date of August 13, 2001 (or, in certain limited circumstances, later). No further payment will be required by the holder on conversion of the CP Shares. The conversion ratio will be adjusted in certain circumstances, including on the final conversion date if any cumulative dividend remains undeclared.

Holders of CP Shares have the right to attend but no right to vote at members’ meetings. In the event of winding up of the Company, CP Shareholders rank after creditors but in priority to any other class of shares as to payment of any declared and unpaid dividend and the repayment of capital.

Note 15. Reserves

				Foreign
	Asset			currency
	revaluation	Other capital	General	translation	Total
A$ million	reserve	reserves	reserve	reserve	reserves

Balance at 30 June 2004	106.4	8.8	18.1	(381.1)	(247.8)
Transferred to retained profits on disposal of businesses	(106.4)	(8.8)	(18.1)	332.7	199.4
Net exchange differences relating to self-sustaining foreign operations	—	—	—	(3.5)	(3.5)

Balance at 31 December 2004	—	—	—	(51.9)	(51.9)

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

Six months ended
December 31, 2004
(A$ million)
Note 16. Retained Profits / (Accumulated Losses)
Accumulated (losses) as at June 30, 2004	(3.8)
Net profit attributable to Burns, Philp & Company Limited shareholders	786.5
Transfer from:
- Foreign currency translation reserve	(332.7)
- Asset revaluation reserve	106.4
- Other reserves	26.9
Dividends declared and paid during the six months – CP Shares (refer note 5)	(9.0)

Retained profits as at December 31, 2004	574.3

Six months ended
December 31, 2004
(A$ million)
Note 17. Total Equity
Total equity as at June 30, 2004	889.8
Total changes in equity attributable to Burns, Philp & Company Limited shareholders recognized in the statement of financial performance	783.0
Transactions with Burns, Philp & Company Limited shareholders as owners:
Dividends declared and paid during the six months – CP Shares (refer note 5)	(9.0)
Total changes in outside equity interests	(18.4)

Total equity as at December 31, 2004	1,645.4

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

Note 18. Acquisition / Disposal of Controlled Entities

As discussed in note 3(b) above, the Group sold its Herbs & Spices and Yeast and Bakery Ingredients businesses.

The Herbs & Spices and Yeast and Bakery Ingredients businesses comprised the controlled entities listed below. Details of the contribution to profit from ordinary activities from theses controlled entities is set out in note 20 below .

Controlled entity and country of incorporation		Controlled entity and country of incorporation
Compania Argentina de Levaduras SAIC	Argentina	Burns Philp Colombia SA	Colombia
Sudamericana de Levaduras SA de Inversiones	Argentina	Burns Philp Ecuador SA	Ecuador
Surgras SA	Argentina	BEG France SARL	France
Burns Philp Camellia Pty Ltd	Australia	BEG Backhefe Export GmbH	Germany
Burns Philp Food Overseas Holdings Ltd	Australia	Burns Philp Deutschland Export
Burns Philp Food Properties Pty Ltd	Australia	Nahrungsmittel-Vertriebsgesellschaft mbH	Germany
Burns Philp Middle East Pty Ltd	Australia	Burns Philp Deutschland GmbH	Germany
Burns Philp Pakistan Pty Ltd	Australia	Burns Philp Deutschland Grundbesitz GmbH	Germany
Burns Philp South America Pty Ltd	Australia	Deutsche Hefewerke GmbH	Germany
Burns Philp Technology Pty Ltd	Australia	Hefe-Patent GmbH	Germany
Burns Philp Technology & Development Pty Ltd	Australia	Burns Philp Guatemala SA	Guatemala
Indonesian Yeast Company Pty Ltd	Australia	Burns Philp India (Private) Ltd	India
Mauri Fermentation Argentina Pty Ltd	Australia	Cochin Spices Private Ltd	India
Mauri Fermentation Brazil Pty Ltd	Australia	Mauri Yeast India (Private) Ltd	India
Mauri Fermentation Chile Pty Ltd	Australia	Grupo Burns Philp Mexicana SA de CV	Mexico
Mauri Fermentation China Pty Ltd	Australia	Burns Philp Netherlands European Holdings BV	The Netherlands
Mauri Fermentation India Pty Ltd	Australia	New Zealand Food Industries Ltd	New Zealand
Mauri Fermentation Indonesia Pty Ltd	Australia	Burns Philp Peru SAC	Peru
Mauri Fermentation Malaysia Pty Ltd	Australia	Mauri Fermentos, SA	Portugal
Mauri Fermentation Philippines Pty Ltd	Australia	GF Investments (Asia) Pte Ltd	Singapore
Mauri Fermentation Vietnam Pty Ltd	Australia	Burns Philp Food SA	Spain
Mauri Yeast Australia Pty Ltd	Australia	Burns Philp Lanka (Private) Ltd	Sri Lanka
Serrol Ingredients Pty Ltd	Australia	Mauri Lanka (Private) Ltd	Sri Lanka
Burns Philp Brasil Indústria e Comércio de		Mauri Maya Sanayi AS	Turkey
Alimentos Ltda	Brazil	Burns Philp (U.K.) PLC	UK
Burns Philp Food Ltd	Canada	Burns Philp Europe Ltd	UK
Burns Philp Chile Inversiones Ltda	Chile	Burns Philp Food Inc	USA
Goodman Fielder (Shanghai) Co Ltd	China	Tone Brothers, Inc	USA
Harbin Mauri Yeast Company Ltd	China	Flodden SA	Uruguay
Hebei Mauri Food Company Ltd	China	Greensted SA	Uruguay
Panyu Mauri Food Company Ltd	China	Levadura Uruguaya SA	Uruguay
Yantai Mauri Yeast Company Ltd	China	Burns Philp Venezuela SA	Venezuela
Xinjiang Mauri Food Co Ltd	China	Mauri-La Nga Fermentation Co Ltd	Vietnam

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

Note 19. Earnings Per Share

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic earnings per share:

(a)	Ordinary shares

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share only:

(a)	Ordinary shares

(b)	2003 Options outstanding (up until expiration date of August 14, 2003)

(c)	CP Shares

Earnings reconciliation

	Six months ended
	December 31,
	2004	2003

	(A$ million)
Net profit attributable to Burns, Philp & Company Limited shareholders	786.5	86.3
Less: CP Shares dividend	(9.0)	(9.0)

Basic earnings	777.5	77.3
Add: CP Shares dividend	9.0	9.0

Diluted earnings	786.5	86.3

Basic earnings comprise:
Continuing operations	22.8	(3.3)
Discontinued operations (a)	754.7	80.6

	777.5	77.3

Diluted earnings comprise:
Continuing operations	31.8	5.7
Discontinued operations (a)	754.7	80.6

	786.5	86.3

(a)	Earnings from discontinued operations for the six months ended December 31, 2004 and 2003 include the net profits of the Yeast and Bakery Ingredients and the Herb & Spices businesses disclosed in note 20. Earnings from discontinued operations for the six months ended December 31, 2004 also include the net gain on sale after tax of the Yeast and Bakery Ingredients Group and the Herbs & Spices businesses of A$727.5 million reported as an individually significant item in the current period. Refer notes 3(b), 6 and 20 for further details.

Weighted average number of shares used as the denominator

	Six months ended
	December 31,
	2004	2003

	Shares (million)	Shares (million)

Number for basic earnings per share	2,031.8	1,966.7
Adjust for:
Effect of 2003 Options	—	46.8
Effect of CP Shares	797.3	797.4

Number for diluted earnings per share	2,829.1	2,810.9

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

Note 20. Discontinued Operations

Yeast and Bakery Ingredients and Herbs & Spices Businesses

On July 22, 2004, the Group announced it had entered into agreements to sell its Yeast and Bakery Ingredients and its Herbs & Spices businesses, to Associated British Foods plc (ABF) for a total price of US$1.35 billion (approximately A$1.9 billion). These businesses represent the Yeast/Bakery and Herbs & Spices business segments, respectively, in note 4.

The sale of the Herbs & Spices business was completed on September 3, 2004 for gross proceeds of US$175.0 million. The proceeds have been adjusted for amounts payable in respect of closing net asset adjustments.

The sale of the Yeast and Bakery Ingredients business was completed on September 30, 2004, for gross proceeds of US$1,175 million. The proceeds have been adjusted for amounts payable and receivable in respect of closing asset and liability adjustments.

The net profit on sale of these businesses of A$727.5 million has been reflected in the financial statements for the six months ended December 31, 2004. Refer to note 3(b) and 6 for further details.

Additional financial information, after eliminating the effect of intercompany transactions and balances with other Group entities, in respect of the operating activities of these businesses is set out below:

A$ million	Yeast & Bakery Ingredients		Herbs & Spices

	Six months ended December 31,		Six months ended December 31,
	2004	2003	2004	2003

Financial performance information
Revenue from ordinary activities	195.8	409.5	50.9	148.6
Expenses from ordinary activities	(167.7)	(335.3)	(46.2)	(123.5)

Segment result (EBIT)	28.1	74.2	4.7	25.1
Net interest (expense)	(1.2)	(3.6)	—	—

Profit from ordinary activities before income tax	26.9	70.6	4.7	25.1
Income tax (expense)	(2.5)	(12.9)	(1.1)	(0.4)

Net profit before outside equity interest	24.4	57.7	3.6	24.7
Outside equity interests	(0.8)	(1.8)	—	—

Net profit	23.6	55.9	3.6	24.7

Cash flow information
Net cash provided by operating activities	22.3	78.8	5.3	23.3
Net cash (used in) investing activities	(13.3)	(14.3)	(0.2)	(1.3)

Net increase/(decrease) in cash held	9.0	64.5	5.1	22.0

	December 31,	June 30,	December 31,	June 30,
	2004	2004	2004	2004
Financial position information
Total assets	—	1,110.5	—	174.2
Total liabilities	—	163.7	—	24.7

Net assets	—	946.8	—	149.5

Outside equity interests	—	19.2	—	—

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

Note 21. Related Party Transactions

During the period, the Group acquired the net assets of Nature’s Oven Limited, a producer of wrapped snacks in New Zealand. The business was acquired from a party related to Graeme Hart, a director of the Company. The purchase price was approximately NZ$700,000. The acquisition was subject to restrictions under Australian corporations law. An independent expert was engaged by the Board of the Company to advise on the proposed acquisition. In summary, the expert advised the Board prior to completion of the transaction that the proposed acquisition was on an arms length basis. Mr. Hart was not present at any meetings when the Board was considering the matter.

This related party transaction is in addition to the types of related party transactions undertaken by the Group as disclosed in the June 30, 2004 Annual Report.

Note 22. Contingent Liabilities

The consolidated entity is subject to litigation in the ordinary course of operations, for which a provision of A$37.3 million has been recognized in the consolidated financial statements as at December 31, 2004. The consolidated entity does not believe that it is engaged in any other legal proceedings for which provisions have not been made which would be likely to have a material affect on its business, financial position or results of operations.

As part of the agreements for the sale of the Yeast and Bakery Ingredients and Herbs & Spices businesses, the Group has provided certain warranties and indemnities to the purchaser, Associated British Foods, plc. These warranties and indemnities are subject to time and value limitations as set out in the sale agreements. As of the date of this report, the Group is not aware of any claims under these agreements which would give rise to any present or contingent liabilities which are not currently provided for.

Note 23. Events Subsequent to Balance Date

No events have occurred subsequent to balance date which would have a material effect on the financial report.

DIRECTORS’ DECLARATION

In the opinion of the Directors of Burns, Philp & Company Limited (“the Company”):

1.	The financial statements and notes set out on pages 6 to 33, are in accordance with the Corporations Act 2001, including:

a)	giving a true and fair view of the financial position of the consolidated entity as at 31 December 2004 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

b)	complying with Accounting Standard AASB 1029 Interim Financing Reporting and the Corporations Regulations 2001; and

2.	There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Sydney this 3rd day of February 2005

Signed in accordance with a resolution of the Directors .

Thomas J. Degnan
Managing Director

INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF BURNS, PHILP & COMPANY LIMITED

Scope

We have reviewed the financial report of Burns, Philp & Company Limited (“the Company”) for the half-year ended 31 December 2004, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 23, and the directors’ declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Company’s directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 “Interim Financial Reporting” and other mandatory financial reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and performance as represented by the results of its operations and its cash flows and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with the Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Burns, Philp & Company Limited is not in accordance with:

(a)	the Corporations Act 2001, including:

i.	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and

ii.	complying with Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b)	other mandatory financial reporting requirements in Australia.

KPMG	Alan Walsh
Partner

Sydney, 3 February 2005

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED

(Registrant)

Date	February 3, 2005	By	lsl Helen Golding

(Signature)*
HELEN GOLDING
Company Secretary & Group Legal Counsel

*	Print the name and title under the signature of the signing officer